THE REAL GOOD FOOD COMPANY, INC.

3 Executive Campus, Suite 155

Cherry Hill, NJ 08002

(856) 644-5624

November 2, 2021

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Sergio Chinos

Mr. Perry Hindin

Ms. Beverly Singleton

Mr. Mark Rakip

Re:	The Real Good Food Company, Inc.

Registration Statement on Form S-1

File No. 333-260204

Acceleration Request

Requested Date: November 4, 2021

Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Real Good Food Company, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission. The Company hereby authorizes Ryan C. Wilkins or V. Paige Smith of the law firm Stradling Yocca Carlson & Rauth, P.C., counsel for the Company, to make such request on the Company’s behalf.

Once the above-referenced Registration Statement has been declared effective, please confirm such event by contacting Mr. Wilkins via telephone at (949) 725-4115, or, in his absence, by contacting Ms. Smith via telephone at (949) 725-4223.

Sincerely,

THE REAL GOOD FOOD COMPANY, INC.

/s/ Gerard G. Law
Gerard G. Law
Chief Executive Officer

cc:	The Real Good Food Company, Inc.

Bryan Freeman, Executive Chairman

Akshay Jagdale, Chief Financial Officer

Goodwin Procter LLP

Bradley C. Weber, Esq.

Erica D. Kassman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Ryan C. Wilkins, Esq.

Kyle R. Leingang, Esq.

V. Paige Smith, Esq.